EXHIBIT 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2022

Hong Kong – December 23, 2022 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2022.

The Company’s businessfor the six months ended June 30, 2022 (“1H 2022”) was severely affected by the COVID-19 pandemic-control measures in China and Hong Kong, especially the strict lockdown measures imposed in Shanghai from March to May 2022.

The Company’s revenues for 1H 2022 were US$6,730,000, a 33.1% decrease as compared to US$10,054,000 for the six months ended June 30, 2021 (“1H 2021”). Revenues from trading and manufacturing activities, and engineering activities decreased by US$305,000 and US$3,019,000, respectively.

Gross profits decreased by 37.5% to US$1,888,000 for 1H 2022 as compared to US$3,022,000 for 1H 2021. The decrease was primarily due to the decrease in revenues from engineering activities which is of higher gross profit margin %.

Selling and administrative expenses decreased by US$142,000 to US$2,372,000 for 1H 2022 as compared to US$2,514,000 for 1H 2021. The decrease was principally due to the decrease in selling expenses resulting from the decrease in revenues.

The Company’s net loss for 1H 2022 was US$184,000 as compared to net income of US$490,000 for 1H 2021 resulting from decrease in revenues.

Mr. David, CEO of the company commented,

“China’s severe “zero-COVID” policy and the recent relaxation of COVID policy has significantly affected our business performance for 2022. China’s economy had slowed amid macroeconomic headwinds and a slumping property market. Global markets have been falling in the wake of the Covid-19 pandemic, which has caused global supply chain disruption for many industries. Russia-Ukraine war also set off an inflationary spiral for many countries, leading to higher interest rates. Weak overseas demand and the strict zero-COVID policy combined to reduce our sales orders. The market could still be very uncertain and challenging due to the high interest rates, global economic slowdown and the likelihood of a recession in major economies.

In view of the poor economic environment, we have ceased the business operations of Shanghai Euro Tech Limited (“SET”) on September 30, 2022 because SET has suffered loss for the past few years during which it focused on the manufacturing of analytical and testing instruments.

Although the overall business has been dropped in the first half year of 2022, there are more shipowners and distributors in overseas and China purchasing our Ballast Water Treatment Systems (“BWTS”) than in year 2021.

We have been receiving repeated orders from Thailand and Dubai for BWTS and industrial wastewater business from a respectful food and beverage clients from USA.

We are still positive to see more sales contracts from both BWTS and industrial waste water treatment activities, especially after the transition period of easing COVID policy in China and a new biodiversity policy (i.e. which is in line with new global framework of United Nation COP 15) has been launched in China recently.”

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS in 2016.

The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020, and the company have been in compliance with such requirements.

The ballast water port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own BWTS and for those with damaged BWTS.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2021.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2022 (Unaudited)	As of December 31, 2021 (Audited)
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	5,805	5,269
Restricted cash	1,537	1,411
Accounts receivable, net	1,646	3,631
Prepayments and other current assets	509	572
Contract assets	4	74
Inventories	416	547

Total current assets	9,917	11,504

Property, plant and equipment, net	198	215
Investments in affiliates	8,059	8,077
Goodwill	1,071	1,071
Operating lease right-of-use assets	138	238
Deferred tax assets	143	145

Total non-current assets	9,609	9,746

Total assets	19,526	21,250

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	-	376
Accounts payable	2,505	3,151
Contract liabilities	1,354	1,076
Other payables and accrued expenses	1,449	1,585
Current portion of long-term operating lease obligations	117	175
Income tax payable	42	42

Total current liabilities	5,467	6,405

Deferred tax liabilities	-	3
Long-term operating lease obligations, net of current maturities	-	41

Total non-current liabilities	-	44

Total liabilities	5,467	6,449

Shareholders’ equity:
Ordinary share, 20,000,000 shares authorized as of June 30, 2022 and December 31, 2021, respectively 7,899,832 no par value shares issued as of June 30, 2022 and December 31, 2021	123	123
Additional paid-in capital	9,691	9,670
Treasury stock, 167,700 shares at cost as of June 30, 2022 and December 31, 2021, respectively	(786)	(786)
PRC statutory reserves	316	316
Accumulated other comprehensive income	771	787
Retained earnings	3,126	3,774

Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	13,241	13,884
Non-controlling interests	818	917

Total shareholders’ equity	14,059	14,801

Total liabilities and shareholders’ equity	19,526	21,250

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	2022 (Unaudited) US$’000	2021 (Unaudited) US$’000

Revenues
Trading and manufacturing	3,986	4,291
Engineering	2,744	5,763

Total revenues	6,730	10,054

Cost of revenues
Trading and manufacturing	(3,044)	(3,031)
Engineering	(1,798)	(4,001)

Total cost of revenues	(4,842)	(7,032)

Gross profit	1,888	3,022

Finance costs	(3)	(1)
Selling and administrative expenses	(2,372)	(2,514)
Gain on disposal of property, plant and equipment	-	-

Operating (loss) / income	(487)	507
Interest income	8	8
Other income, net

Equity in income of affiliates	221	205

Net (loss) / income before income taxes	(265)	779

Income taxes expense	7	(17)

Net (loss) / income	(258)	762

Net loss / (income) attributable to non-controlling interests	74	(272)

Net (loss) / income attributable to Euro Tech Holdings Company Limited’s shareholders	(184)	490

Other comprehensive (loss) / income
Net (loss) / income	(258)	762
Foreign exchange translation Adjustments	(41)	(22)

Comprehensive (loss) / income	(299)	740
Comprehensive loss/ (income) attributable to non-controlling interests	99	(275)

Comprehensive (loss) / income attributable to the Company	(200)	465

Net (loss) / income per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
- Basic	$	US(0.02)	$	US0.06	$	US0.23

- Diluted	$	US(0.02)	$	US0.06	$	US0.23

Weighted average number of ordinary shares outstanding
- Basic		7,732,132		7,732,132		2,061,909

- Diluted		7,732,132		7,732,132		2,061,909

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong David Leung, CEO, or Jerry Wong, CFO Tel: 852-2814-0311 Fax: 852-2873-4887 Website: http://www.euro-tech.com